Exhibit 17.1

September 27th, 2020

Mr. Darren Mercer, C.E.O.

MICT Inc.

28 West Grand Avenue, Suite 3

Montvale, NJ, USA

Dear Darren

This is to inform you that I am resigning as a member of the Board of Directors of MICT Inc.

Please know that my resignation is only a result of personal reasons and not because of any disagreement between myself and MICT, its management, Board of directors or any committee of the Board

Many thanks to MICT and the Board for giving me the opportunity to participate and be a part of the MICT group.

Wishing you and the Board and MICT all the best and good luck.

Sincerely

/s/ David Lucatz

David Lucatz